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June 8, 2015

Amanda Ravitz
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                           Glaukos Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed May 22, 2015
File No. 333-204091

Dear Ms. Ravitz:

On behalf of our client, Glaukos Corporation, a Delaware corporation (the “Company”), and in connection with the submission of a supplemental letter dated June 1, 2015, to further address comment 14 of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in a letter dated August 19, 2014 (the “Original Comment Letter”) regarding the Company’s above-referenced Registration Statement on Form S-1, originally confidentially submitted by the Company to the Commission on July 23, 2014 (as so amended, the “Registration Statement”), and a telephonic discussion with Kevin Kuhar of the Staff on June 5, 2015, we hereby submit this further supplemental letter to address additional questions raised by the Staff. Capitalized terms used but not defined in this supplemental letter have the meanings assigned to them in the June 1, 2015 supplemental letter.

Estimated Grant Date Fair Value Per Share

In response to the Staff’s request for clarification, the Company confirms that the amounts shown in the last column of the table titled “Estimated Grant Date Fair Value Per Share” on Page 2 of the June 1, 2015 letter are the amounts determined pursuant to Accounting Standards Board Accounting Codification Topic 718, which amounts will determine the associated compensation charges to be recorded over the service periods of the option grants.

Allocation of Probability – IPO Percentages

In response to the Staff’s request for clarification, as discussed in the June 1, 2015 letter, the probability assigned to the initial public offering (“IPO”) scenarios – both more proximate in time and later in time to the date of the contemporaneous valuation - and to the Unknown Sale, varied as follows:

Valuation Date	Unknown Sale	Near-Term IPO	Later-Term IPO
June 30, 2014	50%	25%	25%
September 30, 2014	40%	20%	40%
March 31, 2015	40%	40%	20%

NEW YORK ♦ LONDON ♦ HONG KONG ♦ CHICAGO ♦ WASHINGTON, D.C. ♦ BEIJING ♦ PARIS ♦ LOS ANGELES ♦ SAN FRANCISCO ♦ PHILADELPHIA ♦ SHANGHAI ♦ PITTSBURGH ♦ HOUSTON ♦ SINGAPORE

FRANKFURT ♦ ABU DHABI ♦ MUNICH ♦ PRINCETON ♦ NORTHERN VIRGINIA ♦ WILMINGTON ♦ SILICON VALLEY ♦ DUBAI ♦ CENTURY CITY ♦ RICHMOND ♦ ATHENS ♦KAZAKHSTAN

Amanda Ravitz June 8, 2015 Page 2

The Company respectfully advises the Staff that it believes the above probabilities assigned to the IPO are reasonable in light of the circumstances at the time of the then contemporaneous valuation, and that use of the March 2015 Valuation was reasonable and appropriate for the May 12, 2015 stock option grant authorizations. As discussed telephonically with the Staff, in June 2014, the Company had only begun preparing for an initial confidential submission of the Registration Statement, and accordingly, the Company assessed that the likelihood of a successful IPO at the time (either near-term or longer-term) was relatively uncertain. In September 2014, after receiving initial feedback from the underwriters regarding potential valuations in the then IPO markets, the likelihood of a near-term IPO was lower and the likelihood of a later-term IPO was higher, as compared with the assumptions in the June 2014 Valuation. Accordingly, the probability assigned to the near-term IPO in the September 2014 Valuation was decreased to 20%. In fact, the Company ultimately determined to postpone the IPO process and did not submit a further confidential submission of the Registration Statement to the SEC until April 16, 2015. As such, in the March 2015 Valuation, with preparations underway for submission of a draft Registration Statement, the probability of the near-term IPO was increased to 40%. However, the Company did not determine it appropriate to assign a higher probability at the time given the continued uncertainty of a successful IPO.

As noted in the June 1, 2015 letter, the exercise price for authorized stock option grants is determined on each grant authorization date by the Board with input from management and included consideration of the conclusions in the most recent independent valuation report calculating the estimated fair value of the Company’s common stock. The Company assessed that although there had been progress between March 31, 2015 and the May 12, 2015 stock option grant authorization date towards a successful IPO, including the planned public filing of the Registration Statement on May 12, 2015, the March 31, 2015 Valuation remained an appropriate determination of the estimated fair market value. This determination was made in light of the facts and circumstances at such time, including the fact that the Company still needed to file further amendments to the Registration Statement, that there had been a limited number of successful IPOs in the Company’s sector in the first half of the year and that the IPO market continued to be volatile. The Company also respectfully submits that it considered that the passage of time does not equate to increased probability of outcomes in its valuation models. At May 12, 2015, there was (and continues to be) uncertainty about a near-term IPO. Accordingly, the Company respectfully submits that that consideration of the March 2015 Valuation, and maintaining the same probability-weighting assigned to a near-term IPO, was reasonable and appropriate for the May 12, 2015 stock option grant authorizations.

Business Developments – Value of Common Stock

We understand that the Staff observed that the Company’s business is growing, with revenues increasing significantly, but that the common stock valuations are not increasing at the same pace. As discussed telephonically with the Staff, the Company respectfully advises the Staff that the common stock valuations contemporaneously prepared as of the various valuation dates reflect the projected growth of the Company’s business. The Company further advises that such forecasts have stayed relatively consistent, and therefore the progression of time would only increase the value modestly by the rate of return. Increases in stock valuations typically take place when the IPO value is changed or the probabilities vary, which in this case have been fairly consistent. The Company further advises the Staff that the relatively modest increase in the value of its common stock over the periods discussed is primarily driven by the increased weighted probability assigned to the likelihood of a successful near-term IPO, and the associated liquidity (as discussed in the June 1, 2015 letter).

Amanda Ravitz June 8, 2015 Page 3

Underwriter Information Provided in Context of March 2015 Valuation

We further understand that the Staff would like clarification regarding the information received from its lead IPO underwriter and referenced in the June 1, 2015 letter that the Company considered in the context of the March 2015 Valuation. As discussed telephonically with the Staff, the Company confirms that such information was not pricing information. The Company respectfully advises the Staff that the data received from its lead IPO underwriter and considered in connection with the preparation of the March 2015 Valuation pertained to the names of the companies deemed “comparable” by the lead IPO underwriter, along with information publicly available regarding the valuation revenue multiples associated with those companies. The Company further respectfully advises the Staff that it took such information into account in order to inform and corroborate its internal valuations and assessments of who it considered to be comparable companies.

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Amanda Ravitz June 8, 2015 Page 4

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 549-0378 or my colleague, Marianne Sarrazin, at (415) 659-5936.

Sincerely,

/s/ Yvan-Claude Pierre
Yvan-Claude Pierre
Reed Smith LLP

Cc:                           Thomas W. Burns, Glaukos Corporation, by e-mail

Richard L. Harrison, Glaukos Corporation, by e-mail

Kim Letch, Ernst & Young LLP, by e-mail

B. Shayne Kennedy, Latham & Watkins, by e-mail

Marianne Sarrazin, Reed Smith LLP, by e-mail